TASEKO ISSUES STATEMENT ON REVIEW PANEL REPORT

November 1, 2013, Vancouver BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") today issued the following statement in response to the Canadian Environmental Assessment Agency Federal Review Panel report on the proposed New Prosperity Gold-Copper Project in the Cariboo-Chilcotin region of British Columbia:

The 323 page Review Panel report is detailed and we will be examining and considering its full content over the coming days.

Taseko is committed to protecting Fish Lake, and fish habitat, and we strongly disagree with the panel’s findings related to the potential impact on the water quality, fish and fish habitat of Fish Lake. Taseko will challenge these findings as they contradict best practices in place around the world today and expert opinion and analysis.

The report in most respects agrees with our assessment that there would not be significant adverse effects. The risks are modest and the social and economic benefits are enormous. The local governments and many citizens of the region made this very clear throughout the panel process.

With any major project there will be different views and some trade-offs, but we are confident the federal government can and will approve this project.

Taseko has also made significant commitments during the environmental assessment and is committed to further addressing any outstanding issues during permitting.

During the course of the panel process, Taseko expressed a number of concerns about the fairness of the process and will be reviewing the report carefully against those concerns.

This project must go ahead and will be of enormous benefit to British Columbia and Canada. It will provide thousands of person years of employment and billions of dollars in new tax revenue. It is for the government to make this decision - the panel just provides its report and views.

For more information on the New Prosperity project and Taseko’s plan please visit newprosperityproject.ca

Media - Brian Battison 778-373-4533 or toll free 1-877-441-4533
Investors - Brian Bergot 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.